October 30, 2024

E. Jay Wells
Chief Financial Officer
Americold Realty Trust, Inc
10 Glenlake Parkway, Suite 600, South Tower
Atlanta, GA 30328

       Re: Americold Realty Trust, Inc
           Form 10-K For The Fiscal Year Ended December 31, 2023
           File No. 001-34723
Dear E. Jay Wells:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction